Exhibit 99.1

Canadian Solar Preannounces Selective Q4 2022 Preliminary Unaudited Results and Q1 2023 Outlook

GUELPH, ON, February 24, 2023 -- Canadian Solar Inc. (the "Company" or "Canadian Solar") (NASDAQ: CSIQ) today preannounced selective preliminary unaudited results for the fourth quarter of 2022 and its preliminary business outlook for the first quarter of 2023.

For the fourth quarter of 2022, Canadian Solar expects total module shipments recognized as revenues by CSI Solar to be approximately 6.4 GW, exceeding the guidance range of 6.0 GW to 6.3 GW. Canadian Solar’s total revenues are expected to be approximately $1.97 billion, exceeding the guidance range of $1.8 billion to $1.9 billion. Gross margin is expected to be approximately 17.7%, towards the upper end of the guidance range of 16% to 18%. Net income attributable to Canadian Solar Inc. is expected to be approximately $70 million.

For the first quarter of 2023, the Company expects total module shipments recognized as revenues by CSI Solar to be in the range of 5.9 GW to 6.2 GW, due to usual seasonality. Canadian Solar’s total revenues are expected to be in the range of $1.6 billion to $1.8 billion. Gross margin is expected to be in the range of 18% to 20%.

For the full year of 2023, the Company reaffirms total module shipment guidance of 30 GW to 35 GW.

Earnings Conference Call Details

Canadian Solar will announce its full fourth quarter of 2022 and full year of 2022 results on March 21, 2023. The Company will hold a conference call on Tuesday, March 21, 2023, at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., March 21, 2023, in Hong Kong) to discuss the Company's fourth quarter and full year 2022 results and business outlook.

The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-120-2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13736481. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Tuesday, April 4, 2023 (11:00 a.m. April 5, 2023, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13736481. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 21 years, Canadian Solar has successfully delivered around 82 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 7 GWp in over 20 countries across the world. Currently, the Company has approximately 500 MWp of projects in operation, 6 GWp of projects under construction or in backlog (late-stage), and an additional 19 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected shipment volumes, revenues and gross margins, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance ("ESG") requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022, as amended on October 18, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.